UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First Quarter 2007 Page 1 of 12

Stock Information:

NYSE ADR

Ticker: EDN

Buenos Aires Stock Exchange

Class B Shares

Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

In Buenos Aires

Ivana Del Rossi
Investor Relations Officer
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 12th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5303

Email: investor@edenor.com

www.edenor.com.ar

In New York

Melanie Carpenter/Maria Barona
i-advize Corporate Communications, Inc.
82 Wall Street, Suite 805
New York, NY 10005
Tel:  212.406.3690
Fax: 212.509.7711
Email: edenor@i-advize.com

EDENOR ANNOUNCES FIRST QUARTER 2007 RESULTS

Buenos Aires, Argentina, May 11, 2007 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the three month period ended March 31, 2007 (first quarter of 2007). All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP.
1Q07 Highlights
•

Net Sales increased 89.6% to Ps. 628.4 million in the first quarter of 2007, compared to Ps.331.5 million in the first quarter of 2006, mainly due to the recording of the retroactive portion of the tariff increase charged to our non-residential customers for the period from November 1, 2005 through January 31, 2007, which amounts in aggregate to Ps. 218.6 million. This retroactive amount will be collected from our customers in 55 monthly installments beginning in February 2007 . Excluding this effect, net sales would have amounted to Ps. 409.8 million in the first quarter of 2007, with an increase of 23.6%, or Ps. 78.3 million, compared to the same period of 2006. This increase is due mainly to the fact that we began charging our non-residential customers the new tariffs ( adjusted by the November 2005 - May 2006 Cost Monitoring Mechanism, CMM) on February 1, 2007, as well as to an increase in volume of energy sold compared to the first quarter of 2006.

On January 30, 2007, the ENRE formally approved a new tariff schedule reflecting a 28% increase, plus the CMM in the distribution margins (Aggregated Distribution Value or “VAD”) charged to non-residential customers as per the Adjustment Agreement, bringing our average tariff to Ps. 0.093 per KWh in the first quarter of 2007, compared to Ps.0.082 per KWh in the same period 2006 .
Additionally, the application of the CMM represented an 8.032% increase of our VAD, which combined with the 28% increase, resulted in an overall 38.3% increase in our VAD compared to the same period of 2006.
•	Volume of Energy Sold increased 9.0% to 4,390.7 GWh in the first quarter of 2007, compared to 4,027.1GWh in the first quarter of 2006.This increase was due mainly to a 6.2% increase in the average GWh consumption per customer and a 2.8% increase in the number of customers.

First Quarter 2007 Page 2 of 12

•

Gross Margin increased 186.5% to Ps. 414.0 million in the first quarter of 2007, compared to Ps. 144.5 million in the same period of 2006.This increase is also largely due to the recording of the retroactive portion of the tariff increase under the new tariff structure. Without taking this effect into account, our gross margin would have been Ps. 195.4 in the first quarter of 2007.

•

Net Operating Income increased significantly to Ps. 268.4 million for the three months ended March 31, 2007, compared to Ps. 11.9 million in the same period of 2006. In the first quarter of 2007, net operating income was mainly affected by the recording of the retroactive adjustment (Ps.218.6 million); without that effect, the net operating income for the first quarter of 2007 would have amounted to Ps. 49.8 million (an increase of 318.5 % vs. the first quarter of 2006)

•	Net Income reached Ps. 106.8 million in the first quarter of 2007, compared to Ps.440.4 million in the first quarter of 2006. In the first quarter of 2007, net income was positively affected by the recording of the retroactive portion of the tariff increase; which was partially offset by the adjustment to present value of this retroactive amount and certain trade receivables and the adjustment to present value of restructured debt. In the first quarter of 2006, net income was positively affected by the gain resulting from our debt restructuring, including the adjustment to present value of the restructured debt (Ps. 284.8 million) and the recognition of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 193.5 million). Excluding all of these items, we would have recorded net income before income tax of Ps. 7.4 million in the first quarter of 2007, compared to a net loss of Ps. 37.9 million in the first quarter of 2006.

Comments from the Chief Executive Officer

Alejandro Macfarlane, the Company’s Chief Executive Officer, stated, “I am very pleased to present our results of operation for the first time as a publicly-traded company. The success of our initial public offering last month, reflected in an over subscription and growing share price, demonstrate the interest in our company, sector and country by the global capital markets.

Edenor’s strong first quarter results reflect the 28% VAD increase plus the CMM ratified in January for our non-residential customers, as well as improved efficiency in our operation and distribution.

Lastly, the new timeline for the integral tariff revision announced last week by the government confirm our outlook for a revised tariff structure in 2008, which, at a minimum, will maintain our current distribution margins following the increases granted under the Adjustment Agreement, including all CMM adjustments.”

First Quarter 2007 Page 3 of 12

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	First Quarter *	First Quarter*	% Change vs.2006	First Quarter * (without retroactive)	% Change vs.2006
	2007	2006		2007
Net Sales	628.4 (1)	331.5	89.6%	409.8	23.6%
Electric power purchases	(214.3)	(187.0)	14.6%	(214.3)	14.6%
Gross margin	414.0 (1)	144.5	186.5%	195.4	35.2%
Net Operating Income (loss)	268.4 (1)	11.9	2,155.5%	49.8	318.5%

* In millions of Argentine Pesos
(1)

For the three months of 2007 includes the effect of the retroactive tariff increase charged to our non-residential customers for the period from November 1, 2005 through January 31, 2007, which amounts to Ps. 218.6 million.

Net sales

Our net sales increased Ps. 296.9 million to Ps. 628.4 million in the first quarter of 2007 from Ps. 331.5 million in the first quarter of 2006; this variation is significantly affected by the recognition, during the first quarter of 2007, of the retroactive tariff adjustment from November 1, 2005 through January 31, 2007 resulting in a positive impact of Ps. 218.6 million. Net energy sales represented approximately 98.8% of our net sales in the first quarter of 2007, compared to 97.6% in the first quarter of 2006. Late payment charges, pole leases and connection charges represented the balance. Without considering the retroactive effect, net sales would have amounted to Ps. 409.8 million in the first quarter of 2007, with an increase of 23.6%, or Ps. 78.3 million, compared to the same period of 2006.

Energy sales increased Ps. 295.2 million, to Ps. 625.5 million in the first quarter of 2007 from Ps. 330.3 million in the first quarter of 2006, primarily as the result of the full accrual of the retroactive adjustment on the VAD (28% + CMM). The increase without considering this effect was of Ps. 76.6 million. The interim tariff increase began to be billed in February 1, 2007, reflecting a 28% increase in the VAD charged to our non-residential customers. Additionally, the regulator (ENRE) applied the CMM for the six months period between November 2005 and May 2006. This represented an 8.032% increase of our VAD, variation which when compounded with the 28% increase, resulted in an overall 38.3% increase in the VAD.

Regarding GWh sold, the period shows a 9.0% increase (4,390.7 GWh in the three months ended March 31, 2007 from 4,027.1GWh in the three months ended March 31, 2006). The increase in volume in the first quarter of 2007 compared to the same period in 2006 is attributable to:

-	a 6.2% increase in the average GWh consumption per customer; and
-	a 2.8% increase in the number of our customers.

Electricity purchases

Our electricity purchases increased 14.6% to Ps. 214.3 million in the first quarter of 2007 from Ps. 187.0 million in the first quarter of 2006, primarily due to a 12.6% increase in the volume of electricity (4,066.7 GWh in the first quarter of 2007 from 3,611.4 GWh in first quarter of 2006) resulting from an increase in demand, which we believe was attributable to an improvement in macroeconomic conditions in Argentina and to a shift by a number of our wheeling system customers (for whom we do not purchase energy) to the industrial category of customers (507 wheeling system customers in the first quarter of 2007 vs. 777 for the

First Quarter 2007 Page 4 of 12

first quarter of 2006). Total energy demand (including wheeling system demand) increased 8.5% in the first quarter of 2007 .

Our energy losses decreased to 9.3 % in the first quarter 2007 , compared to 9.8 % in the first quarter 2006.

Gross margin

Edenor’s gross margin increased significantly (186.5%) to Ps. 414.0 million in the first quarter of 2007 from Ps. 144.5 million in the first quarter of 2006. This increase is substantially affected by the recording in the first quarter of 2007 of the retroactive adjustment (from November 1, 2005 through January 31, 2007) of the tariff increase to our non residential customers (amounting to Ps. 218.6 million).

Without this effect, our gross profit would have amounted to Ps. 195.4, representing an increase of 35.2% over the same period of 2006.

Transmission and distribution expenses

Transmission and distribution expenses increased 15.0% to Ps. 98.9 million in the first quarter of 2007 from Ps. 86.0 million in the first quarter of 2006, mainly due to a Ps.6.3 million (30.1%) increase in salaries and social security taxes attributable to an increase in compensation and, to a lesser extent, an increase in the number of employees. Also due to price and activity increases in our contractors, we experienced a Ps. 4.5 million (39.8%) variation.

The percentages on revenues for 2007 are calculated on the basis of net sales excluding the retroactive VAD difference (a basis of Ps. 409.8 million).

Based on this analysis, our transmission and distribution expenses represented 24.1% of our revenues excluding the retroactive adjustment in the first quarter of 2007 compared to 25.8% in the same period of 2006.

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training and systems maintenance and operation. Administrative expenses increased 11.0% to Ps. 26.3 million in first quarter of 2007 from Ps. 23.7 million in the first quarter of 2006, primarily as a result of:

-	a Ps. 2.8 million (215.4%) increase in advertising expenses (including institutional relations, radio advertising and community service programs);
-	a Ps. 0.7 million (25.9%) increase in computer services due mainly to the full effect of the renewal of our software licenses during 2006;
-	a Ps. 0.6 million (8.4%) increase in salaries and social security taxes attributable to an increase in compensation.

The percentages on revenues for 2007 are calculated on the basis of net sales excluding the retroactive adjustment (of Ps. 409.8 million).

Administrative expenses represented 6.4% of our revenues excluding the retroactive adjustment in the first quarter of 2007 compared to 7.1% in the same period of 2006.

First Quarter 2007 Page 5 of 12

Selling expenses

Our selling expenses include expenses related to services to customers at our commercial offices, billing, invoice mailing, collection, and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased 10.5% to Ps. 20.5 million in the first quarter of 2007 from Ps. 22.9 million in the first quarter of 2006, primarily as a result of a Ps. 5.3 million (96.4%) decrease in our allowance for doubtful accounts attributable to a favorable evolution of past due balances of customers. This was partly offset by increases of Ps. 0.5 million (8.8%) in outsourcing attributable to a price increase in outsourcing services contracts and of Ps. 0.8 million (17.8%) in salaries and social security taxes attributable to an increase in compensation and, to a lesser extent, an increase in the number of employees.

The percentages of revenues for 2007 are calculated on the basis of net sales excluding the retroactive adjustment (of Ps. 409.8 million).

Selling expenses represented 5.0% of our revenues excluding the retroactive adjustment in the first quarter of 2007 compared to 6.9% in the same period of 2006.

Net operating (loss) income

Net operating income increased significantly from Ps. 11.9 million in the first quarter of 2006 to Ps. 268.4 million in the same period of 2007, basically due to the aforementioned recording in the first quarter of 2007 of the retroactive adjustment. Excluding the effect of the retroactive portion of this increase, our net operating income for the first quarter of 2007 would have amounted to Ps. 49.8 million an increase of 318.5% compared to the first quarter of 2006.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.

The retroactive portion of the tariff increase, which amounts in aggregate to Ps. 218.6 million, will be billed and collected in 55 equal and consecutive monthly installments beginning in February 2007. In addition the amounts due under the Payment Plan of the Framework Agreement signed with the Province of Buenos Aires will be collected in 18 installments starting in January 2007. As required by Argentine GAAP, we account for these long term trade receivable at their present value, which we calculate at a discount rate of 10%. We have recorded a loss of Ps. 41.2 million in the three months ended March 31, 2007 as adjustment to present value of these two described receivables.

Adjustment to present value of new notes

We recorded a gain of Ps. 102.5 million in the first quarter of 2006, as a result of the adjustment to present value of payments due on our new debt instruments issued in our debt restructuring. In the first quarter of 2007, this gain is being partially offset, and thus we have recorded a loss of Ps. 15.1 million for this concept.

Other income (expenses), net

Other income (expenses), net, includes principally voluntary retirements and terminations, severance payments, revenues from outsourcing services we provide to third parties, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 6.4 million in the first quarter of 2007, compared to other income, net,

First Quarter 2007 Page 6 of 12

of Ps. 2.6 million in the first quarter of 2006. In the first quarter of 2006 we registered one-time gains such as recovery of supplies from third parties, which more than offset an increase in voluntary retirements and terminations.

Income tax

We recorded a tax charge of Ps. 63.0 million in the first quarter of 2007, compared to a benefit of Ps. 193.5 million in the first quarter of 2006.

The benefit in the first quarter of 2006 was due to the partial reversal of the valuation allowance of our net deferred tax assets mainly due to the fact that our management estimated that tax loss carry-forwards would be partially offset against future taxable income as a result of the then anticipated increase in our distribution margins, which at March 31, 2006 our management considered probable, and the effect of the gain on the debt restructuring recorded during that three-months period.

We recorded a tax charge of Ps. 63.0 million in the first quarter of 2007 due to a significant increase in our taxable income in this period, which allowed us to partially offset our tax loss carry-forwards recognized as an asset in 2006 .

Net income (loss)

We recorded net income of Ps. 106.8 million for the first quarter of 2007, compared to net income of Ps. 440.4 million for the first quarter of 2006. In the first quarter of 2007, net income was positively affected by the recording of the retroactive portion of the tariff increase; which was partially offset by the adjustment to present value of this retroactive amount and certain trade receivables and the adjustment to present value of restructured debt. In the first quarter of 2006, net income was positively affected by the gain resulting from our debt restructuring, including the adjustment to present value of the restructured debt (Ps. 284.8 million) and the recognition of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 193.5 million).Excluding all of these extraordinary items, we would have recorded net income of Ps. 7.4 million in the first quarter of 2007, compared to a net loss of Ps. 37.9 million in the first quarter of 2006.

Operating Highlights

First Quarter 2007 Page 7 of 12

The following table shows our energy sales by category of customer (in GWh and in millions of Ps.):

In the first quarter 2007 our energy losses decreased to 9.3 % compared to 9.8 % registered in the same period of 2006.

Capital Expenditures

During the first quarter 2007, our capital expenditures amounted Ps. 43 million, invested mainly in the following investment activities:

•	Ps. 12.9 million in new connections due to increases in our customer base;
•	Ps. 17.3 million in network maintenance and improvements;
•	Ps. 9.6 million of capitalized labor costs and interest expenses related to investment projects.

Our capital expenditure plan for 2007 presented to the ENRE, includes total investments of Ps. 222.9 million, including, among others,:

•	Ps. 81.3 million for improvements and maintenance of our network,
•	Ps. 39.1 million in installation and related expenditures to meet increases in our customer base,
•	Ps. 28.9 million in connection with the Malaver project, and
•	Ps. 20.0 million for assorted environmental, security and quality measures.

Recent Events

New Tariff Adjustment Timeline - On April 30, 2007 the Argentine Secretary of Energy published Resolution 434/2007 (“the Resolution”) revising the tariff adjustment timeline contemplated by the Adjustment Agreement (Acta Acuerdo) between Edenor and the Argentine government, which was ratified by Decree No. 1957 on December 28, 2006. The Resolution provides that the transition period established by the Adjustment Agreement would be in effect from January 6, 2002 until the Integral Tariff Revision (“RTI”) goes into effect. In addition, the Resolution establishes that the new tariff structure resulting from the RTI will take effect on February 1, 2008 and be implemented in two installments once on February 2008 and the other in August 2008 .

Pricing of its Global Offering – On April 25, 2007, the Company announced the pricing of the global offering of its Class B common stock (“Class B shares”) and American depositary shares (“ADSs”). The global offering included an underwritten offering of 15,164,795 ADSs, all of which were offered outside of Argentina, of which 3,742,245 were offered by Edenor and 11,422,550 were offered by selling shareholders. Each ADS represents 20 Class B shares. The ADSs were offered at a price of US$17.00 per ADS. The selling shareholders also granted the international underwriters the right for a period of 30 days to purchase up to an additional 2,855,302 ADSs to cover any over-allotments, which was exercised in full on May 4, 2007. In addition, Edenor’s Employee Stock Participation Program separately sold 81,208,416 Class B shares in a concurrent offering in Argentina. The shares were offered at a price of Pesos 2.62 per share.

First Quarter 2007 Page 8 of 12

Debt market repurchases – After the Initial Public Offering and in order to comply with our Indenture, in May 2007 in three different market purchases, the Company repurchased discount bonds for a total face value of US$ 25.999.985 thus reducing its principal debt to US$ 350.429.672.

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2006, Edenor sold 16,632 GWh of energy and purchased 18,700 GWh of energy, with net sales of approximately Ps. 1.4 billion and net income of Ps. 293.1 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Friday, May 11, 2007, at 12:00 p.m. Buenos Aires time / 11:00 a.m. New York time. For those interested in participating, please dial (888) 802-8577 in the United States or, if outside the United States, (973) 935-8754. Participants should use conference ID# 8789234, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through May 18, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replay is 8789234.

For more information, please access www.edenor.com

Income Statement

(for the period ended March 31, 2007)

in thousand of U.S. dollars and Argentine Pesos

	For the year ended March 31,
	2007		2006

Net sales	USD 202,698	Ps. 628,364	Ps.331,539
Electric power purchases	(69,139)	(214,331)	(187,051)

First Quarter 2007 Page 9 of 12

Gross margin	133,559	414,033	144,488
Transmission and distribution expenses	(31,896)	(98,879)	(85,959)
Administrative expenses	(8,478)	(26,282)	(23,727)
Selling expenses	(6,614)	(20,504)	(22,933)
Net operating (loss) income	86,570	268,368	11,869
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference	22	67	2,563
Interest	497	1,541	5,036
Exposure to inflation and holding results	9	28	146
Generated by liabilities:
Financial expenses	(3,732)	(11,569)	(7,736)
Exchange difference	(4,764)	(14,765)	(25,223)
Interest expenses	(3,633)	(11,261)	(27,125)
Gain on extinguishment of former debt		0	182,251
Adjustment to present value of the new notes	(4,858)	(15,062)	102,546
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.	(13,294)	(41,212)	0
Other expenses, net	(2,062)	(6,393)	2,584
Income (loss) before taxes	54,755	169,742	246,911
Income tax	(20,314)	(62,973)	193,508
Net (loss) income	34,442	106,769	440,419

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.10 per dollar, the buying rate as of March 31, 2007, solely for the convenience of the reader.

First Quarter 2007 Page 10 of 12

Cash Flow Statement

(for the period ended March 31, 2007)

in thousand of U.S. dollars and Argentine Pesos

	For the year ended March 31,
	2007		2006
Net income for the year/period	USD34,442	Ps.106,769	Ps.440,419
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment	14,337	44,444	45,038
Amortization of Intangible assets	0	0	0
Retirement of property, plant and equipment
Gain on extinguishment of former debt		0	(182,251)
Adjustment to present value of the new notes	4,859	15,062	(102,546)
Income from investments in companies	0	0	0
Exchange differences, interest and penalties on loans	8,129	25,201	47,599
Supplies recovered from third parties	0	0	(5,782)
Income tax	20,314	62,973	(193,508)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	13,294	41,212	0
Changes in operating assets and liabilities:
Net decrease (increase) in trade receivables	(70,972)	(220,012)	7,130
Net decrease (increase) in other receivables	1,239	3,841	(7,784)
Decrease (Increase) in supplies	(347)	(1,075)	(3,027)
Decrease (increase) in trade accounts payable	(13,133)	(40,711)	14,149
Income tax payable
Increase (decrease) in salaries and social security taxes	(2,761)	(8,558)	(1,585)
(Decrease) increase in taxes	5,383	16,688	(5,099)
(Decrease) increase in other liabilities	477	1,479	20,772
Net increase in accrued litigation	850	2,635	1,604
Financial interest paid

First Quarter 2007 Page 11 of 12

Financial interest collected	244	755	543
Net cash flow provided by (used in) operating activities	16,395	50,825	75,672
Investing activities:
Addition to property, plants and equipment	(13,872)	(43,002)	(29,523)
Net cash flow (used in) investing activities	(13,872)	(43,002)	(29,523)
Financing activities:
Decrease in loans
Cash dividends
Net cash flows provided by (used in) financing activities

Cash variations:
Cash at beginning of period	10,540	32,673	308,139
Cash at end of period	13,063	40,496	354,288
Increase (decrease) in cash	2,524	7,823	46,149

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.10 per dollar, the buying rate as of March 31, 2007, solely for the convenience of the reader.

First Quarter 2007 Page 12 of 12

Balance Sheet

(for the period ended March 31, 2007)

in thousand of U.S. dollars and Argentine Pesos

	For the year ended March 31,2007 and December 31,2006
2007		2006

Current Assets:
Cash and banks	USD 535.	Ps. 1,660	Ps. 481
Investments	12,527	38,836	32,192
Trade receivables	103,058	319,482	270,938
Other receivables	7,605	23,577	30,221
Supplies	3,108	9,637	13,635
Total current assets	126,836	393,192	347,467
Non-Current Assets:
Trade receivables	41,774	129,501	0
Other receivables	63,324	196,305	256,475
Investments	121	378	378
Supplies	3,223	9,994	4,921
Property, plant and equipment	943,180	2,923,858	2,925,422
Intangible assets		-	-
Total non-current assets	1,051,624	3,260,036	3,187,196
Total assets	1,178,460	3,653,228	3,534,663
Current Liabilities:
Trade account payable	72,864	225,879	267,640
Loans	4,169	12,926	2,029
Salaries and social security taxes	13,541	41,978	51,446
Taxes	25,445	78,880	62,192
Other liabilities	7,437	23,057	26,380
Accrued Litigation	9,020	27,963	25,914
Total current liabilities	132,478	410,683	435,601
Non-Current Liabilities:
Trade account payable	10,419	32,300	31,250
Loans	362,856	1,124,856	1,095,490
Salaries and social security taxes	6,837	21,197	20,287
Other liabilities	79,316	245,881	241,079
Accrued Litigation	13,287	41,192	40,606
Total non-current liabilities	472,718	1,465,426	1,428,712

Total liabilities	605,196	1,876,109	1,864,313
Shareholders’ equity	573,264	1,777,119	1,670,350
Total liabilities and shareholders’ equity	1,178,460	3,653,228	3,534,663

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.10 per dollar, the buying rate as of March 31, 2007, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 11, 2007